Exhibit 99.1

Magna International Inc.

337 Magna Drive
Aurora, Ontario
Canada L4G 7K1
Tel: (905) 726-2462
Fax: (905) 726-7164
www.magna.com

PRESS RELEASE

MAGNA ANNOUNCES 2014 ANNUAL MEETING RESULTS

May 8, 2014, Aurora, Ontario, Canada. Magna International Inc. (TSX: MG, NYSE: MGA) announced voting results from its 2014 annual meeting of shareholders held today. A total of 180,384,093 Common Shares or 82.09% of our issued and outstanding Common Shares, were voted in connection with the annual meeting. Shareholders voted by a show of hands in favour of each item of business. Based on proxies received prior to the meeting, each director nominee was elected by a substantial majority as follows:

Scott B. Bonham	99.45%
Peter G. Bowie	99.94%
Hon. J. Trevor Eyton	98.85%
V. Peter Harder	97.82%
Lady Barbara Judge	99.30%
Dr. Kurt J. Lauk	99.40%
Cynthia A. Niekamp	99.86%
Dr. Indira V. Samarasekera	99.87%
Donald J. Walker	99.81%
Lawrence D. Worrall	99.82%
William L. Young	99.54%

Additionally, Magna’s advisory “say on pay” vote received 82.26% support based on proxies received prior to the meeting.  Full results of the votes are included as Appendix “A” to this press release.

Contact

For further information, please contact Louis Tonelli, Vice-President, Investor Relations at 905-726-7035.

ABOUT MAGNA

We are a leading global automotive supplier with 315 manufacturing operations and 82 product development, engineering and sales centres in 29 countries.  We have over 128,000 employees focused on delivering superior value to our customers through innovative products and processes, and World Class Manufacturing.  Our product capabilities include producing body, chassis, interior, exterior, seating, powertrain, electronic, vision, closure and roof systems and modules, as well as complete vehicle engineering and contract manufacturing.  Our Common Shares trade on the Toronto Stock Exchange (MG) and the New York Stock Exchange (MGA).  For further information about Magna, visit our website at www.magna.com.

APPENDIX “A”

VOTING RESULTS   - 2014 ANNUAL MEETING OF SHAREHOLDERS

	Votes For		Votes Withheld/Against
Resolution	#	%	#	%
Elect Scott B. Bonham as Director	174,323,766	99.45	956,597	0.55%
Elect Peter G. Bowie as Director	175,170,042	99.94	110,321	0.06%
Elect Hon. J. Trevor Eyton as Director	173,260,465	98.85	2,019,898	1.15%
Elect V. Peter Harder as Director	171,450,981	97.82	3,829,382	2.18%
Elect Lady Barbara Judge as Director	174,058,978	99.30	1,221,385	0.70%
Elect Dr. Kurt J. Lauk as Director	174,231,395	99.40	1,048,968	0.60%
Elect Cynthia A. Niekamp as Director	175,027,173	99.86	253,189	0.14%
Elect Dr. Indira V. Samarasekera	175,046,216	99.87	234,146	0.13%
Elect Donald J. Walker as Director	174,955,057	99.81	325,305	0.19%
Elect Lawrence D. Worrall as Director	174,968,896	99.82	311,467	0.18%
Elect William L. Young as Director	174,480,155	99.54	800,208	0.46%
Appointment of Deloitte LLP as Auditors	178,047,880	98.71	2,332,816	1.29%
Advisory Resolution on Approach to Executive Compensation	144,188,920	82.26	31,091,441	0.00%

Notes:

1.              Based on proxies submitted.

2.              No invalid proxies were submitted.

3.              180,382,296 shares (82.09%) were voted by proxy.  1,797 shares (less than 1%) were voted in person at the meeting.